

March 5, 2013

<u>Via Facsimile</u>
Paul Tunnacliffe
Secretary
Diageo plc
Lakeside Drive
Park Royal
London NW10 7HQ
England

>   **Re: Diageo plc**
>   **Form 20-F for the Fiscal Year Ended June 30, 2012**
>   **Filed September 5, 2012**
>   **File No. 1-10691**

Dear Mr. Tunnacliffe:

   We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about your contacts with Sudan and Cuba since your letter to us dated January 29, 2010. We note disclosure on page 15 regarding your market in South Sudan, but also note that a 2012 news article implies that East African Breweries Ltd. may market its products in Sudan as well as South Sudan. We also note news articles reporting that in 2011 you acquired Turkey's Mey Icki, and that Syria is one of Mey Icki's markets. Sudan, Cuba and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure regarding those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Cuba since your prior

Paul Tunnacliffe
Diageo plc
March 5, 2013
Page 2

letter, and with Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Sudan, Cuba and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Cuba and Syria.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
        Assistant Director
        Division of Corporation Finance